Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-194685-01

September 2, 2014

2014-1 EETC Investor Presentation American Airlines, Inc. September 2014 Strictly Private and Confidential

Cautionary Statement Regarding Forward-Looking Statements and Information This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving American Airlines Group Inc. (formerly named AMR Corporation) (the “Company”) and US Airways Group, Inc., including future financial and operating results, plans, objectives, expectations and intentions, and other statements that are not historical facts, such as, without limitation, statements that discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed or assured. These forward-looking statements are based on the current objectives, beliefs and expectations of the Company, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: significant operating losses in the future; downturns in economic conditions that adversely affect the Company’s business; the impact of continued periods of high volatility in fuel costs, increased fuel prices and significant disruptions in the supply of aircraft fuel; competitive practices in the industry, including the impact of low cost carriers, airline alliances and industry consolidation; the challenges and costs of integrating operations and realizing anticipated synergies and other benefits of the merger transaction with US Airways Group, Inc.; the Company’s substantial indebtedness and other obligations and the effect they could have on the Company’s business and liquidity; an inability to obtain sufficient financing or other capital to operate successfully and in accordance with the Company’s current business plan; increased costs of financing, a reduction in the availability of financing and fluctuations in interest rates; the effect the Company’s high level of fixed obligations may have on its ability to fund general corporate requirements, obtain additional financing and respond to competitive developments and adverse economic and industry conditions; the Company’s significant pension and other post-employment benefit funding obligations; the impact of any failure to comply with the covenants contained in financing arrangements; provisions in credit card processing and other commercial agreements that may materially reduce the Company’s liquidity; the limitations of the Company’s historical consolidated financial information, which is not directly comparable to its financial information for prior or future periods; the impact of union disputes, employee strikes and other labor-related disruptions; any inability to maintain labor costs at competitive levels; interruptions or disruptions in service at one or more of the Company’s hub airports; any inability to obtain and maintain adequate facilities, infrastructure and slots to operate the Company’s flight schedule and expand or change its route network; the Company’s reliance on third-party regional operators or third-party service providers that have the ability to affect the Company’s revenue and the public’s perception about its services; any inability to effectively manage the costs, rights and functionality of third-party distribution channels on which the Company relies; extensive government regulation, which may result in increases in the Company’s costs, disruptions to the Company’s operations, limits on the Company’s operating flexibility, reductions in the demand for air travel, and competitive disadvantages; the impact of the heavy taxation to which the airline industry is subject; changes to the Company’s business model that may not successfully increase revenues and may cause operational difficulties or decreased demand; the loss of key personnel or inability to attract and retain additional qualified personnel; the impact of conflicts overseas, terrorist attacks and ongoing security concerns; the global scope of the Company’s business and any associated economic and political instability or adverse effects of events, circumstances or government actions beyond its control, including the impact of foreign currency exchange rate fluctuations and limitations on the repatriation of cash held in foreign countries; the impact of environmental regulation; the Company’s reliance on technology and automated systems and the impact of any failure of these technologies or systems; challenges in integrating the Company’s computer, communications and other technology systems; costs of ongoing data security compliance requirements and the impact of any significant data security breach; losses and adverse publicity stemming from any accident involving any of the Company’s aircraft or the aircraft of its regional or codeshare operators; delays in scheduled aircraft deliveries, or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected; the Company’s dependence on a limited number of suppliers for aircraft, aircraft engines and parts; the impact of changing economic and other conditions beyond the Company’s control, including global events that affect travel behavior such as an outbreak of a contagious disease, and volatility and fluctuations in the Company’s results of operations due to seasonality; the effect of a higher than normal number of pilot retirements and a potential shortage of pilots; the impact of possible future increases in insurance costs or reductions in available insurance coverage; the effect of several lawsuits that were filed in connection with the merger transaction with US Airways Group, Inc. and remain pending; an inability to use net operating losses (“NOLs”) carried over from prior taxable years (“NOL Carryforwards”); any impairment in the amount of goodwill the Company recorded as a result of the application of the acquisition method of accounting and an inability to realize the full value of the Company’s and American Airlines’ respective intangible or long-lived assets and any material impairment charges that would be recorded as a result; price volatility of the Company’s common stock; delay or prevention of stockholders’ ability to change the composition of the Company’s board of directors and the effect this may have on takeover attempts that some of the Company’s stockholders might consider beneficial; the effect of provisions of the Company’s Certificate of Incorporation and Bylaws that limit ownership and voting of its equity interests, including its common stock; the effect of limitations in the Company’s Certificate of Incorporation on acquisitions and dispositions of its common stock designed to protect its NOL Carryforwards and certain other tax attributes, which may limit the liquidity of its common stock; and other economic, business, competitive, and/or regulatory factors affecting the Company’s business, including those set forth in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2014 (especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections) and other risks and uncertainties listed from time to time in the Company’s filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

This Investor Presentation highlights basic information about the issuer and this offering. Because  it is a summary, it does not contain all of the information that you should consider before investing. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll?free at 866-471-2526. 3

EETC Offering

American Airlines 2014-1 EETC American Airlines, Inc. (“American”) intends to issue $956,884,000 in aggregate face amount of Pass Through Certificates, Series 2014-1 (“American 2014-1”), in two classes, in its inaugural EETC since the December 9, 2013 parent company merger: - Class A: $741,460,000 - Class B: $215,424,000 The proceeds from the offering will be used by American to finance 17 recently delivered aircraft that play an integral role in American’s fleet renewal program: - Five (5) B777-300ER aircraft (2012-2014 deliveries) - Five (5) A319-100 aircraft (2013 deliveries) - Seven (7) A321-200 aircraft (2014 deliveries) - All A321-200 aircraft included in this transaction are part of American’s A321 Transcontinental Program (“A321T”) Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, will act as Liquidity Provider and Depositary Goldman, Sachs & Co. is Sole Structuring Agent and Lead Bookrunner Additional Bookrunners include Credit Suisse, Deutsche Bank Securities, Morgan Stanley, and Citigroup 5

American 2014-1 EETC Structural Summary Class A Class B Face Amount $741,460,000 $215,424,000 Expected Ratings (S&P / Fitch) A/ A BBB-/ BBB-Initial LTV1 54.2% 69.7% Expected Maximum LTV 2 54.2% 69.7% Initial Average Life (in years) 8.4 5.4 Regular Distribution Dates April 1 and October 1 April 1 and October 1 Final Expected Distribution Date 3 October 1, 2026 October 1, 2022 Final Legal Distribution Date 4 April 1, 2028 April 1, 2024 Section 1110 Protection Yes Yes Liquidity Facility 3 semiannual interest payments Proceeds from the issuance will be placed in escrow with the Depositary Depositary until aircraft mortgages are executed 1 These percentages are calculated assuming that each of the Aircraft listed under “-Equipment Notes and the Aircraft” in the prospectus supplement summary has been subjected to an Indenture and that the Trusts have purchased the related Equipment Notes for each such Aircraft as of April 1, 2015 (the first Regular Distribution Date that occurs after December 31, 2014, the date prior to which all Equipment Notes are required to be purchased). In calculating these percentages, we have assumed that principal distributions expected to be made on such date have been made and that the aggregate appraised value of all such Aircraft is $1,327,187,110 as of such date. The appraised value is only an estimate and reflects certain assumptions. See “Description of the Aircraft and the Appraisals – The Appraisals” in the Prospectus Supplement. 2 See “—Loan to Aircraft Value Ratios” in the Prospectus Supplement 3 Each series of Equipment Notes will mature on the final expected Regular Distribution Date for the Certificates issued by the Trust that owns such Equipment Notes. 4 The Final Legal Distribution Date for each of the Class A Certificates and Class B Certificates is the date which is 18 months from the final expected Regular Distribution Date for that class of Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three successive semiannual interest payments. 6

Key Structural Elements American 2014-1 is structured similar to recent precedents Two Classes of Certificates Offered Two tranches of amortizing debt offered, each of which will benefit from a liquidity facility covering three semi-annual interest payments Waterfall Interest on the Eligible Pool Balance on the Class B Certificates is paid ahead of Class A Certificates’ principal Buy-Out Rights Class B Certificate holders have the right to purchase all (but not less than all) of then outstanding Class A Certificates at par plus accrued and unpaid interest upon certain events during an American bankruptcy Cross-Default and Cross Collateralization Yes, from day one Collateral Strategically core aircraft types to American’s fleet operations Recently delivered (December 2012 through May 2014) Weighted average age of 1.0 years1 1 As of September 16, 2014 7

Overview of the Collateral Pool

Attractive Aircraft Pool

- American has obtained Base Value Desktop Appraisals from three appraisers (AISI, BK and mba)
- Aggregate aircraft appraised value of approximately $1,348 million[1]

Aircraft Number	Aircraft Type	Manufacturer's Serial Number	Registration Number	Body Type	Engine Type	MTOW (lbs)	Month of Delivery	Base Value			
								AISI	BK	mba	LMM[1]
1	B777-300ER	31543	N717AN	Wide	GE90-115	775,000	Dec-12	$ 154,880,000	$ 161,892,415	$ 150,040,000	$ 154,880,000
2	B777-300ER	41665	N718AN	Wide	GE90-115	775,000	Dec-12	$ 154,900,000	$ 161,935,795	$ 150,040,000	$ 154,900,000
3	B777-300ER	41668	N719AN	Wide	GE90-115	775,000	Jan-13	$ 161,460,000	$ 163,813,753	$ 150,820,000	$ 158,697,918
4	B777-300ER	31550	N726AN	Wide	GE90-115	775,000	Dec-13	$ 164,060,000	$ 167,697,469	$ 159,940,000	$ 163,899,156
5	B777-300ER	33541	N727AN	Wide	GE90-115	775,000	Feb-14	$ 167,660,000	$ 168,278,676	$ 161,110,000	$ 165,682,892
6	A319-100	5678	N8001N	Narrow	CFM56-5B7	166.400	Jul-13	$ 43,150,000	$ 35,278,779	$ 36,210,000	$ 36,210,000
7	A319-100	5745	N9004F	Narrow	CFM56-5B7	166.400	Aug-13	$ 43,220,000	$ 35,324,005	$ 36,410,000	$ 36,410,000
8	A319-100	5753	N4005X	Narrow	CFM56-5B7	166.400	Aug-13	$ 43,200,000	$ 35,311,329	$ 36,410,000	$ 36,410,000
9	A319-100	5810	N9012	Narrow	CFM56-5B7	166.400	Oct-13	$ 43,410,000	$ 35,564,084	$ 36,820,000	$ 36,820,000
10	A319-100	5842	N3014R	Narrow	CFM56-5B7	166.400	Nov-13	$ 43,410,000	$ 35,724,224	$ 37,020,000	$ 37,020,000
11	A321-200[2]	5946	N108NN	Narrow	CFM56-5B7	206,100	Jan-14	$ 52,150,000	$ 52,094,682	$ 53,790,000	$ 52,150,000
12	A321-200[2]	5975	N110AN	Narrow	V2533-A5	206,100	Feb-14	$ 52,310,000	$ 52,161,782	$ 53,890,000	$ 52,310,000
13	A321-200[2]	5983	N111ZM	Narrow	V2533-A5	206,100	Feb-14	$ 52,320,000	$ 52,170,567	$ 53,890,000	$ 52,320,000
14	A321-200[2]	5991	N112AN	Narrow	V2533-A5	206,100	Mar-14	$ 52,430,000	$ 52,212,204	$ 54,000,000	$ 52,430,000
15	A321-200[2]	6020	N113AN	Narrow	V2533-A5	206,100	Mar-14	$ 52,470,000	$ 52,229,983	$ 54,000,000	$ 52,470,000
16	A321-200[2]	6063	N115NN	Narrow	V2533-A5	206,100	May-14	$ 52,740,000	$ 52,541,391	$ 54,200,000	$ 52,740,000
17	A321-200[2]	6094	N117AN	Narrow	V2533-A5	206,100	May-14	$ 52,750,000	$ 52,553,869	$ 54,200,000	$ 52,750,000
Total								$ 1,386,520,000	$ 1,366,785,007	$ 1,332,790,000	$ 1,348,099,966

[1] Lesser of the Mean and Median (LMM) of the maintenance adjusted Base Values of the aircraft as appraised by Aircraft Information Services, Inc. (AISI), BK Associates, Inc. (BK) and Morten Beyer & Agnew (mba) in August 2014.

[2] Configured as part of American's A321T Program

9

Young and Diversified Portfolio1 By Aircraft Type (% of base value) By Body Type (% of base value) A321-200 27.2% B777-300ER Narrowbody 59.2% Widebody 40.8% 59.2% A319-100 13.6% By Delivery Date: 1.0 Years Average Age2 50% 40% 30% 20% 10% 0% 2012 2013 2014 1 By LMM Base Value. 2 As of September 16, 2014. 10

Aircraft Statistics & Role in American’s Fleet Key Manufacturer Statistics Number in Operation: 1,408 Number on Order: 93 A319-100 Number of Operators: 102 Flies “hot and high” and high frequency, smaller routes for American “Modern Options and Style in Every Cabin” Key Manufacturer Statistics Number in Operation: 952 Number on Order: 1,309 A321-200 Number of Operators: 80 American’s A321T flies the only three-class transcontinental service in the U.S. New York JFK to Los Angeles (LAX) and San Francisco (SFO) “Fly in Comfort, Coast to Coast” Key Manufacturer Statistics Number in Operation: 500 Number on Order: 240 B777-300ER Number of Operators: 38 State of the art, three-class service that flies as American’s flagship New York (JFK) to London (LHR) routes, among others “Our Newest International Aircraft” Source: Ascend Q3 2014 Market Commentary; the Boeing Company, American Airlines Website 11

The Selected Aircraft Play an Integral Role in American’s Re-fleeting Objectives American will have one of the most modern and fuel-efficient fleets in the industry American Airlines Order Book: 2014 2015 2016 2017 2018 Beyond 2018 Total A320 Family 35 30 25 20 110 A320 Family Neo 10 25 95 130 B737 Family 20 20 20 20 80 B737 Max 3 17 80 100 B777-300ER 6 2 2 10 B787 Family 2 11 13 9 7 42 Total 63 63 60 62 49 175 472 Source: American Airlines order book as of December 31, 2013. 12

A319: A High Frequency Workhorse • Personal-seat entertainment featuring screens at every seat • Wi-Fi capability • Universal AC power outlets and USB power at every seat • Specially designed Main Cabin Extra seating offering more legroom and comfort 19 currently in American’s fleet, 93 in US Airways fleet, 13 more to be delivered in the next 12 months Source: American Airlines 13

A321T: Comfort Coast to Coast • American started its A321 Transcontinental Service on January 7, 2014, providing the first three-class coast-to-coast service with features including: • Fully lie-flat First and Business class seats • All-aisle access in First Class • Main Cabin Extra seating • Wi-Fi • AC power outlets and USB power at every seat • Personal in-seat entertainment featuring screens at every seat • American conducted an extensive print campaign highlighting the A321T in Entertainment, Finance and Technology related publications • Variety & The Hollywood Reporter • The Financial Times, The Wall Street Journal & The Economist • MIT Tech Review & Popular Mechanics All 17 aircraft planned to be in American’s new A321 Transcontinental fleet are in service Source: American Airlines 14

A321T: Key Feature for New American Advertising 15

A321T: Key Feature for New American Advertising 16

B777-300ER: Newest International Aircraft • Flies key international routes for American to and from major cities: • Dallas (DFW) to / from London (LHR) • Dallas (DFW) to / from Sao Paulo (GRU) • Los Angeles (LAX) to / from London (LHR) • New York (JFK) to /from London (LHR) • New York (JFK) to / from Sao Paulo (GRU) 14 currently in American’s fleet; 6 more delivering to American through 2016 Source: American Airlines company website 17

American Airlines Corporate Update

American Airlines Group Q2 Overview Second quarter profit* of $1.5 billion – Best quarter in American history Ended Q2 with $10.3 billion in total cash and short-term investments Announced program to: - Prepay debt - Increase pension contributions - Repurchase shares of American - Pay a quarterly dividend -first dividend at American since 1980 Note: The Certificates and the equipment notes will not be obligations of American Airlines Group Inc., US Airways Group, Inc. or US Airways, Inc Source: Company reports. * As reconciled in the Appendix of this presentation

Merger Created a More Competitive Network Market Share of ASM within the Continental US #4 #4 #5 + #3 #1 #1 #6 #5 #3 Low Share High Share 20

Post-Merger American Airlines Group is the World’s Largest Airline1 Source: American Airlines 1 As measured by revenue passenger miles and available seat miles. 21

Integration Update: Early Results Encouraging • Combined operations at 72 airports • Introduced select reciprocal frequent flyer benefits • Aligned inflight services for First and Business Class • US Airways joined trans-Atlantic Joint Business Agreement with British Airways, Iberia, and Finnair • US Airways launched codeshare agreements with British Airways, Iberia, and Air Berlin • Broke ground on the new Robert W. Baker Integrated Operations Center (IOC) • Launched a banked MIA schedule DFW and ORD will follow early in 2015 • Launched new international routes DFW to Shanghai and Hong Kong

Appendix

GAAP to non-GAAP Reconciliation 3 Months Ended 6 Months Ended American Airlines Group Inc. Combined (1) June 30, June 30, 2014 2013 2014 2013 Reconciliation of Income Before Income Taxes Excluding (In millions, except per share amounts) (In millions) Special Items Income before income taxes as reported $ 1,204 $ 574 $ 1,696 $ 254 Special items: Special items, net 251 36 114 146 Regional operating special items, net 2 1 6 5 Nonoperating special items, net 2 31 50 117 Reorganization items, net — 124 — 284 Income before income taxes as adjusted for special items $ 1,459 $ 766 $ 1,866 $ 806 3 Months Ended 6 Months Ended June 30, June 30, Calculation of Pre-Tax Margin Excluding Special Items 2014 2013 2014 2013 Income before income taxes as adjusted for special items $ 1,459 $ 766 $ 1,866 $ 806 Total operating revenues $ 11,355 $ 10,299 $ 21,351 $ 19,767 Pre-tax margin excluding special items 12.8% 7.4% 8.7% 4.1% 3 Months Ended 6 Months Ended June 30, June 30, Reconciliation of Net Income Excluding Special Items 2014 2013 2014 2013 Net income as reported $ 864 $ 507 $ 1,343 $ 209 Special items: Special items, net 251 36 114 146 Regional operating special items, net 2 1 6 5 Nonoperating special items, net 2 31 50 117 Reorganization items, net — 124 — 284 Non-cash income tax provision 337 — 345 — Net tax effect of special items — (18) — (18) Net income as adjusted for special items $ 1,456 $ 681 $ 1,858 $ 743